GILAT SATELLITE NETWORKS LTD.

                       Solicitation of Voting Instructions
          for Accepting or Rejecting a Plan of Arrangement Pursuant to
                 Section 350 of the Israeli Companies Law - 1999

                               with respect to its

                  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (CUSIPS 375255AE6 & 375255AC0)

     Your broker, bank or other nominee must receive your instructions with sufficient time for your voting instructions to be processed and delivered to the information agent by the Voting Deadline, which is 11:59 P.M., New York City
                           Time, on February 3, 2003.

TO OUR CLIENTS:

      We are writing to you in connection with a solicitation of voting instructions for accepting or rejecting a Plan of Arrangement pursuant to
Section 350 of the Israeli Companies Law - 1999 (the "Plan") from holders of Gilat Satellite Networks Ltd.'s (the "Company's") 4.25% Convertible Subordinated Notes Due 2005 (CUSIP 375255AE6 and 375255AC0) (the "Notes").

      Enclosed for your consideration are copies of the following documents:

      1. The Proxy Solicitation, which contains information about the meeting of the holders of the Notes convened for the purpose of voting on the Plan;

      2. A form for giving voting instructions on accepting or rejecting the Plan (the "Voting Instructions"); and

      3.    A return envelope addressed to us.

      The Plan cannot become effective and binding upon the holders of the Notes unless and until 75% or more of the Company's creditors by value, and at least a majority by number, of those present in person or by proxy and voting at the meetings of each class of creditors party to the Plan approve the Plan and it is subsequently approved by the District Court of Tel Aviv-Yafo, Israel.

      As a participant in The Depository Trust Company ("DTC") as the holder of record of the Notes, we have been authorized by DTC to cast the votes of the Notes held by us for your account. Delivery of a "Master Voting Instructions and Appointment of Proxy" with respect to such Notes can be made only by us pursuant to your instructions. The Proxy Solicitation is furnished to you for your information only and cannot be used by you to deliver the Master Voting Instructions and Appointment of Proxy with respect to such Notes held by us for your account.

      Accordingly, we request instructions in the form of the enclosed Voting Instructions as to whether you wish us to accept or reject the Plan with respect to such Notes, pursuant to the terms and conditions set forth in the Proxy Solicitation.

      We urge you to read the Proxy Solicitation, the form of Voting Instructions and the instructions carefully before delivering your Voting Instructions.

      Your Voting Instructions should be forwarded to us as promptly as possible in order to permit us to deliver the Master Voting Instructions and Appointment of Proxy with respect to such Notes on your behalf before the voting deadline. The voting deadline is 11:59 p.m., New York City time, on February 3, 2003.

      If you wish to have us accept or reject the Plan of Gilat Satellite Networks Ltd., please so instruct us by completing, executing and returning to us the Voting Instructions enclosed.

      If you wish to attend and vote at the meeting in person you will be required to have DTC authorize you to cast the votes of the Notes held by us for your account. For assistance in that process, please contact the Company's Information Agent, Georgeson Shareholder Communications, Inc., at 866-328-5446 by no later than 4:00 p.m. New York City time on January 28, 2003.